EZJR, Inc.
                              A Nevada Corporation
               3415 Ocatillo Mesa Way, North Las Vegas, NV  89031
               Telephone: (702) 631-4251  o  Fax:  (702) 221-1963


October 27, 2009

VIA EDGAR TRANSMISSION
----------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

RE:  Form 10
     Request for Withdrawal of Registration Statement (RW)
     Filed on October 15, 2009
     Commission File No  0-51861

Ladies and Gentlemen:

   Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), EZJR, Inc., a Nevada corporation ("the Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form 10, File No. 0-51861, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the U. S. Securities and Exchange Commission (the "Commission") on October 15, 2009.

   This request for withdrawal is being filed because this Registration Statement was erroneously filed under the wrong Commission file number.

   It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

   Should you have any questions regarding this matter, please do not hesitate to contact Thomas C. Cook, Esq., legal counsel to the Company, at
(702) 221-1925.  Thank you for your attention to this matter.

Respectfully yours,

EZJR, Inc.

By:   /s/ T. J. Jesky
---------------------------------
          T. J. Jesky
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.

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